UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RENTECH, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

760112102

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760112102

1	Names of reporting persons GSO Cactus Credit Opportunities Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,452,839*
	8	Shared voting power 0
	9	Sole dispositive power 4,452,839*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 4,452,839*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.9%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Rentech, Inc., a Colorado corporation (the “Issuer”) issuable upon conversion of Series E Convertible Preferred Stock, par value $10.00 per share (the “Series E Convertible Preferred Stock”).
†	The calculation of the foregoing percentage is based on 230,043,760 shares of Common Stock outstanding as of July 31, 2015 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons Steamboat Credit Opportunities Master Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,729,862*
	8	Shared voting power 0
	9	Sole dispositive power 1,729,862*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,729,862*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.7%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 230,043,760 shares of Common Stock outstanding as of July 31, 2015 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Coastline Credit Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,731,139*
	8	Shared voting power 0
	9	Sole dispositive power 1,731,139*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,731,139*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.7%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 230,043,760 shares of Common Stock outstanding as of July 31, 2015 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Aiguille des Grands Montets Fund II LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,852,021*
	8	Shared voting power 0
	9	Sole dispositive power 5,852,021*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 5,852,021*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.5%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 230,043,760 shares of Common Stock outstanding as of July 31, 2015 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Palmetto Opportunistic Investment Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,003,003*
	8	Shared voting power 0
	9	Sole dispositive power 3,003,003*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,003,003*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.3%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 230,043,760 shares of Common Stock outstanding as of July 31, 2015 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Credit-A Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,262,045*
	8	Shared voting power 0
	9	Sole dispositive power 7,262,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 7,262,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.1%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 230,043,760 shares of Common Stock outstanding as of July 31, 2015 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Special Situations Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 12,951,069*
	8	Shared voting power 0
	9	Sole dispositive power 12,951,069*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 12,951,069*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.3%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 230,043,760 shares of Common Stock outstanding as of July 31, 2015 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Special Situations Overseas Master Fund Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,063,063*
	8	Shared voting power 0
	9	Sole dispositive power 8,063,063*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,063,063*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.4%†
14	Type of reporting person (see instructions) CO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 230,043,760 shares of Common Stock outstanding as of July 31, 2015 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Palmetto Opportunistic Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,003,003*
	8	Shared voting power 0
	9	Sole dispositive power 3,003,003*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,003,003*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.3%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 230,043,760 shares of Common Stock outstanding as of July 31, 2015 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Credit-A Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,262,045*
	8	Shared voting power 0
	9	Sole dispositive power 7,262,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 7,262,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.1%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 230,043,760 shares of Common Stock outstanding as of July 31, 2015 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Holdings I L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 10,265,048*
	8	Shared voting power 0
	9	Sole dispositive power 10,265,048*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 10,265,048*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.3%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 230,043,760 shares of Common Stock outstanding as of July 31, 2015 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Capital Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 34,779,996*
	8	Shared voting power 0
	9	Sole dispositive power 34,779,996*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 34,779,996*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.1%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 230,043,760 shares of Common Stock outstanding as of July 31, 2015 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Advisor Holdings L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 34,779,996*
	8	Shared voting power 0
	9	Sole dispositive power 34,779,996*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 34,779,996*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.1%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 230,043,760 shares of Common Stock outstanding as of July 31, 2015 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons Blackstone Holdings I L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 45,045,045*
	8	Shared voting power 0
	9	Sole dispositive power 45,045,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 230,043,760 shares of Common Stock outstanding as of July 31, 2015 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons Blackstone Holdings I/II GP Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 45,045,045*
	8	Shared voting power 0
	9	Sole dispositive power 45,045,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%†
14	Type of reporting person (see instructions) CO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 230,043,760 shares of Common Stock outstanding as of July 31, 2015 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons The Blackstone Group L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 45,045,045*
	8	Shared voting power 0
	9	Sole dispositive power 45,045,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 230,043,760 shares of Common Stock outstanding as of July 31, 2015 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons Blackstone Group Management L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 45,045,045*
	8	Shared voting power 0
	9	Sole dispositive power 45,045,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 230,043,760 shares of Common Stock outstanding as of July 31, 2015 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons Bennett J. Goodman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 45,045,045*
	9	Sole dispositive power 0
	10	Shared dispositive power 45,045,045*
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%†
14	Type of reporting person (see instructions) IN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 230,043,760 shares of Common Stock outstanding as of July 31, 2015 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons J. Albert Smith III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 45,045,045*
	9	Sole dispositive power 0
	10	Shared dispositive power 45,045,045*
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%†
14	Type of reporting person (see instructions) IN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 230,043,760 shares of Common Stock outstanding as of July 31, 2015 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons Douglas I. Ostrover
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) IN

CUSIP No. 760112102

1	Names of reporting persons Stephen A. Schwarzman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 45,045,045*
	8	Shared voting power 0
	9	Sole dispositive power 45,045,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%†
14	Type of reporting person (see instructions) IN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 230,043,760 shares of Common Stock outstanding as of July 31, 2015 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Rentech, Inc. (the “Issuer”), and amends the initial statement on Schedule 13D filed on April 21, 2014, as amended by Amendment No. 1 to Schedule 13D filed on February 12, 2015 (as amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

The last paragraph of Item 2 (a) – (c) of this Schedule 13D is hereby amended and restated as follows:

The principal occupation of Mr. Stephen A. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of each of Messrs. Goodman and Smith is serving as an executive of GSO Holdings I LLC and GSO Capital Partners LP. The principal occupation of Mr. Ostrover is serving as a senior advisor to GSO Capital Partners LP.

Item 4.	Purpose of Transaction.

The last paragraph of Item 4 of this Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 (a) – (b) of this Schedule 13D is hereby amended and restated as follows:

(a) – (b) Based on information set forth in the Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015 of the Issuer, filed with the SEC on August 10, 2015, the following disclosure assumes that there are 230,043,760 shares of Common Stock outstanding as of July 31, 2015.

Based on this number of outstanding shares of Common Stock, the aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

As of the date hereof, GSO Cactus Credit Opportunities Fund LP directly holds 9,885.3043 shares of Series E Convertible Preferred Stock convertible into approximately 4,452,839 shares of Common Stock, Steamboat Credit Opportunities Master Fund LP directly holds 3,840.2958 shares of Series E Convertible Preferred Stock convertible into approximately 1,729,862 shares of Common Stock, GSO Coastline Credit Partners LP directly holds 3,843.1304 shares of Series E Convertible Preferred Stock convertible into approximately 1,731,139 shares of Common Stock, GSO Aiguille des Grands Montets Fund II LP directly holds 12,991.4871 shares of Series E Convertible Preferred Stock convertible into approximately 5,852,021 shares of Common Stock, GSO Palmetto Opportunistic Investment Partners LP directly holds 6,666.6667 shares of Series E Convertible Preferred Stock convertible into approximately 3,003,003 shares of Common Stock, GSO Credit-A Partners LP directly holds 16,121.7415 shares of Series E Convertible Preferred Stock convertible into approximately 7,262,045 shares of Common Stock, GSO Special Situations Fund LP directly holds 28,751.3742 shares of Series E Convertible Preferred Stock convertible into approximately 12,951,069 shares of Common Stock and GSO Special Situations Overseas Master Fund Ltd. directly holds 17,900.0000 shares of Series E Convertible Preferred Stock convertible into approximately 8,063,063 shares of Common Stock.

GSO Palmetto Opportunistic Associates LLC is the general partner of GSO Palmetto Opportunistic Investment Partners LP, and in that capacity directs its operations. GSO Credit-A Associates LLC is the general partner of GSO Credit-A Partners LP, and in that capacity directs its operations. GSO Holdings I L.L.C. is the managing member of each of GSO Palmetto Opportunistic Associates LLC and GSO Credit-A Associates LLC, and in that capacity directs operations for each of them.

GSO Capital Partners LP serves as the investment manager of each of GSO Cactus Credit Opportunities Fund LP, Steamboat Credit Opportunities Master Fund LP, GSO Coastline Credit Partners LP, GSO Aiguille des Grands Montets Fund II LP, GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd., and in that respect holds discretionary investment authority for each of them.

GSO Advisor Holdings L.L.C. is the general partner of GSO Capital Partners LP, and in that capacity directs its operations. Blackstone Holdings I L.P. is a managing member of GSO Holdings I L.L.C. and the sole member of GSO Advisor Holdings L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P., and in that capacity, directs its operations. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc., and in that capacity, directs its operations. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P., and in that capacity directs its operations. Blackstone Group Management L.L.C. is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman. In addition, each of Bennett J. Goodman and J. Albert Smith III may be deemed to have shared voting power and/or investment power with respect to the securities held by the GSO Funds.

Each such Reporting Person may be deemed to beneficially own the Common Shares beneficially owned by the GSO Funds directly or indirectly controlled by it or him, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock and any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

Item 5(e) of this Schedule 13D is hereby amended and restated as follows:

(e) Effective as of July 1, 2015, Mr. Ostrover, a founder of GSO Capital Partners, became a senior advisor to GSO Capital Partners and is no longer a beneficial owner of the securities held by the GSO Funds.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following disclosure is hereby added following the final paragraph of Item 6 of the Schedule 13D:

Waiver Letter

On August 9, 2015, the GSO Funds, the Issuer, the Borrower, certain other subsidiaries of the Issuer, and Credit Suisse AG, Cayman Islands Branch (the “Administrative Agent”), entered into a waiver letter (the “Waiver Letter”) pursuant to which, among other things, the GSO Funds and the Administrative Agent, as applicable, waived certain provisions of the A&R Credit Agreement, the A&R Guaranty Agreement and the Subscription Agreement that prohibit, or would otherwise be triggered by, the closing (the “Merger Closing”) of the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) dated August 9, 2015 by and among CVR Partners, L.P. (“CVR”), Lux Merger Sub 1 LLC, Lux Merger Sub 2 LLC, RNF and Rentech Nitrogen GP, LLC.

Under the Waiver Letter, the parties have agreed that, at the Merger Closing, they will enter into certain agreements, including, among other things:

•	Second Amended and Restated Term Loan Agreement: The parties will enter into a Second Amended and Restated Credit Agreement (“Second A&R Credit Agreement”) which will amend and restate the A&R Credit Agreement. The Second A&R Credit Agreement will provide for the repayment of $50,000,000 of outstanding Tranche A Loans with a number of common units in CVR equal to $50,000,000 divided by the product (the “Adjusted CVR Unit Price”) of the volume weighted average price per common unit on the NYSE for the 60-trading day period immediately preceding, but excluding, the day that is two trading days before the Merger Closing and 85%, and the Issuer will have the one time right to repurchase any or all of such common units for a price per common unit equal to the product of 150% and the Adjusted CVR Unit Price. The $18 million commitment for Tranche C Loans, which currently is undrawn under the A&R Credit Agreement, will be cancelled. The existing $45,000,000 of Tranche B Loans will remain outstanding but will bear interest at a rate equal to the greater of (i) LIBOR plus 7.00% per annum and (ii) 8.00% per annum. The requirement to pay a prepayment premium in connection with any voluntary prepayment of the facility will be removed. The obligations of the Borrower under the facility will continue to be unconditionally guaranteed by the A&R Guarantors. Such obligations also will (i) be secured by a pledge by the Borrower (in lieu of the pledge of common units in RNP that currently secure the A&R Credit Agreement) of common units of CVR having a fair market value as of the time immediately prior to the Merger Closing of $45,000,000 and (ii) continue to be secured by security interests in all assets of the Borrower, the Issuer and certain of its subsidiaries that currently secure the A&R Credit Agreement. All other terms and conditions of the Second A&R Credit Agreement, including affirmative and negative covenants and events of default, will be substantially the same as those in the A&R Credit Agreement.

•	Second Amended and Restated Guaranty Agreement: The parties will enter into a Second Amended and Restated Guaranty Agreement (“Second A&R Guaranty”) which will amend and restate the A&R Guaranty. The Second A&R Guaranty will modify certain affirmative and negative covenants binding on the Issuer and its subsidiaries.

•	Preferred Equity Exchange and Discharge Agreement: The parties will enter into a Preferred Equity Exchange and Discharge Agreement (the “Exchange Agreement”) pursuant to which, among other things:

•	(i) the GSO Funds will exchange the Purchased Shares for a number of shares of Common Stock equal to $10,000,000 divided by the product of the volume weighted average price per share of Common Stock on the NASDAQ for the 60-trading day period immediately preceding, but excluding, the day that is two trading days before the Merger Closing and 85%, and for a number of common units of CVR equal to $90,000,000 divided by the Adjusted CVR Unit Price;

•	(ii) the Issuer will have the right to repurchase any or all of such common units of CVR for a price per common unit equal to the product of 150% and the Adjusted CVR Unit Price;

•	(iii) the A&R Put Option Agreements and the A&R Put Option Pledge Agreement will each terminate;

•	(iv) subject to Nasdaq listing requirements, the GSO Funds will designate one person who will be appointed to the Board of Directors to serve until the first annual meeting the Issuer’s shareholders following the Merger Closing and, thereafter, for so long as the GSO Funds own, in the aggregate, at least 75% of the shares of Common Stock delivered under the Exchange Agreement, the GSO Funds will have the right to nominate an individual for election to the Board of Directors once every three years; and

•	(v) the Issuer and the GSO Funds will amend and restate the A&R Registration Rights Agreement to provide the GSO Funds with registration rights in respect of the shares of Common Stock to be delivered to the GSO Funds under the Exchange Agreement. In addition, under the Waiver Letter, the Issuer has agreed to file, within thirty days following the initial filing with the Commission of the draft proxy statement relating to mergers contemplated by the Merger Agreement, a registration statement on Form S-3 (the “Resale Registration Statement”) covering the resale of the shares of Common Stock and to use its reasonable best efforts to cause the Resale Registration Statement to be declared effective within fifteen days following the closing of the transactions contemplated by the Exchange Agreement and to remain effective until such time as there are no longer any securities that need to be registered. If the Issuer files a registration statement for the offering of the Issuer’s Common Stock, the holders shall have right to request that some or all of their registrable securities be included in such offering.

The description of the Waiver Letter and its exhibits and attachments contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

The GSO Funds have also notified the board of directors of the Issuer that, effective upon the Merger Closing, Mr. Ostrover will resign from the board of directors and Mr. Patrick Fleury, a Managing Director of GSO Capital Partners and/or its affiliates, will become the designee of the GSO Funds on the Issuer’s board of directors. Upon the effectiveness of his appointment to the board of directors of the Issuer, Mr. Fleury, in his capacity as a director, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended by adding the following:

Exhibit T	Waiver Letter, dated as of August 9, 2015, by and among the Issuer, the Borrower, certain other subsidiaries of the Issuer, the Administrative Agent and the GSO Funds (including, among others, (i) Form of Second Amended and Restated Term Loan Credit Agreement, (ii) Form of Second Amended and Restated Guaranty Agreement, (iii) Form of Preferred Equity Exchange and Discharge Agreement and its exhibits, including, as Exhibit C, the form of the Second Amended and Restated Registration Rights Agreement).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2015

GSO Cactus Credit Opportunities Fund LP
By:	GSO Capital Partners LP,
its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

Steamboat Credit Opportunities Master Fund LP
By:	GSO Capital Partners LP,
its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Coastline Credit Partners LP
By:	GSO Capital Partners LP,
its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Aiguille des Grands Montets Fund II LP
By:	GSO Capital Partners LP,
its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Schedule 13D/A – Rentech, Inc.]

GSO Palmetto Opportunistic Investment Partners LP
By:	GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit A-Partners LP
By:	GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Palmetto Opportunistic Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit-A Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Fund LP
By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Overseas Master Fund Ltd.
By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Schedule 13D/A – Rentech, Inc.]

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO Capital Partners LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Advisor Holdings L.L.C.
By:	Blackstone Holdings I L.P., its sole member
By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I L.P.
By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

The Blackstone Group L.P.
By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

[Schedule 13D/A – Rentech, Inc.]

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

Douglas I. Ostrover

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

By:	/s/ Stephen A. Schwarzman
Name:	Stephen A. Schwarzman

[Schedule 13D/A – Rentech, Inc.]